UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 4
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COUGAR BIOTECHNOLOGY, INC.
(Name of Subject Company (Issuer))

KITE MERGER SUB, INC.
(Offeror)
A Wholly-Owned Subsidiary of

JOHNSON & JOHNSON
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

222083107
(CUSIP Number of Class of Securities)

Clifford Birge, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
(732) 524-6400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,054,319,709.00	$58,831.04

(1)
Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 24,519,063 shares of Cougar Biotechnology, Inc. common stock (outstanding as of June 2, 2009 and shares of common stock issuable before the expiration of the offer upon the exercise of in-the-money options and warrants) by $43.00 per share, which is the offer price.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $58,831.04	Filing Party: Johnson & Johnson and Kite Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: June 5, 2009

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           Third-party tender offer subject to Rule 14d-1.
☐           Issuer tender offer subject to Rule 13e-4.
☐           Going-private transaction subject to Rule 13e-3.
☒           Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Kite Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 5, 2009, (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cougar Biotechnology, Inc., a Delaware corporation (the “Company”), at a purchase price of $43.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 5, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“At 5:00 p.m., New York City time, on July 9, 2009, the subsequent offering period of the Offer expired as scheduled.  The subsequent offering period was not extended.  The Depositary has advised Parent that, as of the expiration of the subsequent offering period of the Offer, a total of approximately 20,148,930 Shares were validly tendered during the initial offering period and the subsequent offering period of the Offer taken together, representing approximately 95.9% of the Shares outstanding.  The Purchaser has accepted for payment all Shares validly tendered and not withdrawn during the initial offering period of the Offer and all Shares validly tendered during the subsequent offering period of the Offer.

Pursuant to the terms of the Merger Agreement, Parent intends to consummate the Merger following the expiration of the Offer. The Merger Agreement provides, among other things, that, subject to certain conditions, the Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation, wholly-owned by Parent. Each of the remaining Shares (other than (i) Shares held by the Company as treasury stock or owned by Parent or the Purchaser or their respective subsidiaries, which will be cancelled and will cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) will be converted into the right to receive $43.00 net in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer.  Following the Merger, the Shares will no longer be listed on the NASDAQ.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KITE MERGER SUB, INC.

By	/s/ Clifford A. Birge
Name: Clifford A. Birge
Title: Secretary
Date: July 9, 2009

JOHNSON & JOHNSON

By	/s/ Douglas Chia
Name: Douglas Chia
Title: Assistant Secretary
Date: July 9, 2009